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                                                                       EXHIBIT 4

                    AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT


         THIS AMENDED AGREEMENT is made as of the 1st day of November, 1994, between THE UNITED STATES SHOE CORPORATION, an Ohio corporation with principal offices at One Eastwood Drive, Cincinnati, Ohio 45227 (hereinafter called the "Company") and BANNUS B. HUDSON, whose address is 1136 Fort View Place, Cincinnati, Ohio 45202 (hereinafter called the "Employee").

         WHEREAS, the Company and Employee entered into an Employment Agreement dated August 1, 1990 ("Agreement"), the initial term of which expires July 31, 1995; and the parties wish to amend the Agreement.

         NOW, THEREFORE

         The Agreement is hereby amended by the deletion of paragraphs 2, 3, 4, 7, 8 and 10 and by the insertion of new paragraphs 2, 3, 4, 7, 8 and 10, as follows:

         2. The original term of this Agreement commenced August 1, 1990 and will end July 31, 1995. Effective August 1, 1995, this Agreement and all of its terms shall be extended for a period of three years thereafter until July 31, 1998. If either party exercises its or his right to terminate the employment of Employee on or after July 31, 1998, the Company shall pay Employee a termination payment equal to twice his then current annual salary; provided, however, that no such termination payment shall be made when any death or disability payments are payable by the Company pursuant to paragraph 4 of this Agreement, or if the Agreement is terminated because of Employee's breach. The termination payment shall be payable in 24 equal monthly installments on the last day of each month beginning with the month immediately following such termination of employment, and Employee shall not be required to seek or accept other employment while receiving such payment nor shall acceptance of other employment in accordance with paragraph 10 of this Agreement entitle the Company to terminate or reduce such payment. If Employee dies after such termination of employment, but prior to the receipt of the full 24 installments of the termination payment, the remaining monthly installments shall be paid by the Company when due to the person, including trustees, he has designated as beneficiary thereof or, in the event he has made no such designation, to his estate. Upon request by Employee, the Company also will continue to provide health and dental coverage after such termination of employment, similar to that provided to its salaried employees, in accordance with
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the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985
(COBRA).

         3. Effective October 1, 1994, the Company agrees to pay Employee an annual salary of not less than $650,000, payable in equal bi-weekly installments; provided, however, that if this Agreement is terminated due to Employee's death, disability or breach, or by mutual agreement or pursuant to paragraphs 2,7 or 8 hereof, Employee's salary shall be prorated to the date of such termination. In addition, Employee shall be entitled to participate, on a basis and to the extent consistent with his position, in corporate executive incentive plans, restricted stock and stock option plans, deferred compensation programs, retirement plan, vacations, group insurance and other so-called fringe benefit programs from time to time in force for the benefit of Company employees generally and/or for any group of employees of which Employee is a member, provided that he meets the eligibility requirements of any such program or plan.

         4. (a) If, during the term of this Agreement, Employee shall become permanently disabled so as to be unable to carry out his duties hereunder for a period of six consecutive months, this Agreement shall terminate and the Company shall have no obligation to make the termination payment provided in paragraph 2 of this Agreement, but the Company shall pay Employee a total disability benefit equal to twice his annual salary for the calendar year during which he becomes so disabled; provided, however, that the disability benefit payable by the Company shall be reduced by the amount of any disability payments which Employee may receive, during the period that such disability benefit is being paid, from the Company-paid portion of any group insurance program. Such disability benefit payable by the Company shall be paid in 120 equal monthly installments on the last day of each month, commencing with the month following such permanent disability. If Employee dies after such termination of this Agreement, but prior to his receipt of the full 120 monthly installments of the disability benefit, the remaining monthly installments shall be paid by the Company when due to the person or persons, including trustees, he has designated as beneficiary thereof or, in the event he has made no such designation, to his estate.

         (b) If, during the term of this Agreement, Employee shall die from any cause without first having been permanently disabled, this Agreement shall terminate and the Company shall have no obligation to make the termination payment
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provided in paragraph 2 of this Agreement, but the Company shall pay a total death benefit equal to twice Employee's annual salary for the calendar year during which he dies; provided, however, that the death benefits payable by the Company shall be reduced by the amount of any death benefit which Employee's beneficiary or estate may receive from the Company-paid portion of any group insurance program. Such death benefit payable by the Company shall be paid in 120 equal monthly installments on the last day of each month, commencing with the month following such death, to the person or persons, including trustees, he has designated as beneficiary thereof or, in the event he has made no such designation, to his estate.

         7. In the event of the merger or consolidation of the Company into another corporation (hereinafter called the "successor corporation"), or in the event of the sale of all or substantially all of the Company's assets to another corporation (hereinafter called the "other corporation"), the Company shall assign all of its right, title and interest under this Agreement to the successor or other corporation, and such successor or other corporation shall assume and agree to perform all of the terms and conditions and provisions imposed on the Company by this Agreement. After such assignment, all further rights as well as all further obligations of the Company under this Agreement shall cease and terminate. The successor or other corporation shall become and remain liable to Employee to perform all obligations of the Company hereunder (except the obligation to delegate to him the duties and responsibilities set forth herein) until the end of the term of this Agreement; provided, that Employee shall have the right to terminate this Agreement at any time within six months after the merger or consolidation or the sale of assets becomes effective, by giving the successor or other corporation 90 days' prior written notice. If this Agreement is terminated by Employee during such six-month period, Employee shall be entitled to receive the termination payment provided in paragraph 2 above, payable in 24 equal monthly installments on the last day of each month beginning in the month immediately following the month in which the termination is effective.

         8. In the event of a sale, distribution to the shareholders of the Company, or other disposition of all or substantially all assets of any one or more of the Company's Women's Apparel Retailing Group, Optical Retailing Group or Footwear Group, and Employee has given the Board of Directors prior written notice that he will exercise his right to terminate this Agreement if such sale, distribution or
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other disposition occurs, this Agreement shall terminate on the earlier of six months after such sale, distribution or other disposition takes place, or upon 90 days prior written notice to the Company by Employee. If Employee terminates this Agreement pursuant to this paragraph 8, Employee will receive the termination payment provided in paragraph 2 above, payable in 24 equal monthly installments on the last day of each month beginning in the month immediately following the month in which the termination is effective.

         10. For a period ending on the earlier of (i) two years after the Employee ceases to be employed by the Company (other than termination by Employee for Good Reason pursuant to the Severance Compensation Agreement) or
(ii) the last day of the month in which the final monthly installment of the applicable termination payment to which Employee is entitled pursuant to paragraphs 1(a), 2, 7 or 8 hereof becomes due and payable (the "Restricted Period"), Employee agrees that he will not without the prior written consent of the Company, directly or indirectly, as sole proprietor, partner, employee, officer, director, shareholder, trustee, advisor, consultant or independent contractor, or in any other manner or capacity whatsoever, engage in any business in competition with the Company, or any of its subsidiaries, in any geographical area where the Company or any of its subsidiaries is doing business as of the date this Agreement terminates, or any geographical area with respect to which the Company has a documented plan to commence doing business within the twelve months following termination of this Agreement; provided, however, that this paragraph 10 shall not be construed to prevent Employee from accepting a senior executive position with a company with diverse businesses which predominately do not compete with the Company, but which may have a division or subsidiary which competes with the Company, so long as (i) Employee has no direct, as opposed to overall, supervisory or other responsibilities in connection with the competitive division or subsidiary,
(ii) the revenues of the competitive division or subsidiary did not exceed the lesser of Two Hundred Fifty Million Dollars ($250,000,000) or twenty percent of the total revenues of such company in its fiscal year immediately preceding the termination of this Agreement, and (iii) such company has not taken any action or formulated any plan, as of the date of acceptance of such position by Employee, that reasonably would be expected to result in the revenues of such competitive division or subsidiary exceeding the lesser of Two Hundred Fifty Million Dollars ($250,000,000) or twenty percent of the total revenue of such company during any of its three fiscal years immediately following the termination of this Agreement.
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If Employee shall accept, under the conditions described in the preceding sentence, such a senior executive position during the Restricted Period (i) any termination payments payable by the Company pursuant to paragraphs 1(a), 2, 7 or 8 of this Agreement shall be reduced by an amount equal to 50% of one-twelfth of the annual compensation which Employee expects to earn from his new employer (for a full year's employment) times the number of months remaining in the Restricted Period and (ii) Employee shall not take any action during the Restricted Period which, due to his extensive knowledge of the Company, would be detrimental to the Company's business, including but not limited to recruitment of the Company's key personnel. The above notwithstanding, Employee shall not accept any position or work in any capacity during the Restricted Period for Grand Metropolitan PLC, or any of its subsidiaries or affiliates. Employee agrees that the remedy at law for any breach of the foregoing will be inadequate, and that the Company will be entitled to injunctive relief (as well as any other form of remedy available to the Company) for any such breach.

         All of the provisions of paragraphs 1, 5, 6, 9, 11, 12, 13 and 14 of the Employment Agreement dated August 1, 1990 will continue to be applicable in all respects during the remainder of the term of this Agreement.

         IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to Employment Agreement as of the date first above mentioned.


                                           THE UNITED STATES SHOE CORPORATION
ATTEST:


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James J. Crowe, Secretary                  K. Brent Somers, Executive Vice
                                           President-Chief Financial Officer



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                                           Bannus B. Hudson